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FORM 5                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
     CHECK BOX IF NO LONGER                              WASHINGTON, D.C. 20549
     SUBJECT TO SECTION 16.  FORM 4       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     OR FORM 5 OBLIGATIONS MAY
     CONTINUE.  SEE INSTRUCTION 1(B).
[X]  FORM 3 HOLDINGS REPORTED           Filed pursuant to Section 16(a) of the Securities Exchange Act
     FORM 4 TRANSACTIONS REPORTED    of 1934, Section 17(a) of the Public Utility Holding Company Act of
                                      1935 or Section 30(f) of the Investment Company Act of 1940


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
1.  Name and Address of Reporting Person*       2. Issuer Name and Ticker or       6. Relationship of Reporting Person(s) to Issuer
                                                   Trading Symbol                     (Check all applicable)
                                                                                     ___X__ Director                ______10% Owner


                                                                                     ___X__ Officer                 _______ Other
                                                                                      (give title below)             (specify below)
                                                                                       President of Retail Operations
Higginbotham,  Dennis  D.                         Sonic Automotive, Inc. ("SAH")
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(Last)   (First)    (Middle)                    3. IRS               4. Statement
                                                   or Social            for
                                                   Security             Month/Year
                                                   Number of
                                                   Reporting
                                                   Person, if an
                                                   entity
                                                   (Voluntary)

P.O. Box 770                                                               12/98
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        (Street)                                     5. If           7.  Individual or Joint/Group Reporting (Check Applicable
                                                        Amendment,        Line)
                                                        Date of               _X_ Form filed by One Reporting Person
                                                        Original              ___ Form filed by More than One Reporting Person
                                                       (Month/Year)

New Smyrna Beach,  FL        32170
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(City)         (State)      (Zip)       TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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          1.                2.           3.                     4.                       5.           6.          7.
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Issuer's      Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       Fiscal Year   (I)         Ownership
(Instr. 3)               Year)                                 (D)                  (Instr.       (Instr. 4)  (Instr. 4)
                                                                                    3 and 4)
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Class A Common Stock (1)    9/16/98    J3(2)       485,294        A     17.00    485,294 (3)          I        As trustee (4)
 -----------------------  ----------  -----      --------------- ---- --------- --------------  -------------  ----------

 -----------------------  ----------- -----      --------------- ---- --------- --------------  -------------  ----------

 -----------------------  ----------- -----      --------------- ---- --------- --------------  -------------  ----------

 -----------------------  ----------- -----      --------------- ---- --------- --------------  -------------  ----------

 -----------------------  ----------- -----      --------------- ---- --------- --------------  -------------  ----------

 -----------------------  ----------- -----      --------------- ---- --------- --------------  -------------  ----------

 -----------------------  ----------- -----      --------------- ---- --------- --------------  -------------  ----------

(1) A Form 3 was filed on September 28, 1998 erroneously reporting Mr. Higginbotham's acquisition of 8,250 shares of Class A Common
Stock. This Form is filed to correctly reflect his acquisition of 485,294 shares of Class A Common Stock.
(2) Mr. Higginbotham received a combination of cash and stock in exchange for certain automobile dealerships sold to Sonic.
(3) Immediately following the transaction reported on Table I of this Form 5, Mr. Higginbotham beneficially owned 485,294 shares of
Class A Common Stock. On January 25, 1999, in connection with Sonic's 2-for-1 split of its Class A Common Stock (the "Stock Split"),
Mr. Higginbotham received a dividend of one share of Class A Common Stock for each share of (cont.) (Over) SEC 2270 (9-96) *If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES
                              ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                              (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Year        (Instr.   Ownership
(Instr. 3)  Security   Year)              (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------


                                                                          Class A
Options to                               150,000                 10/6/08  Common  150,000  $9.19     150,000       D
purchase    $9.19 (5)  10/6/98   A         (5)           (6)              Stock     (5)      (5)
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Explanation of Responses:
Class A Common Stock that he owned at that time (i.e. a total dividend of 485,294 shares of Class A Common Stock).
(4) The shares are owned of record by The Dennis D. Higginbotham Revocable Trust, over which Mr. Higginbotham exercises control and for which he serves as trustee.
(5) On October 6, 1998, Sonic granted Mr. Higginbotham options to purchase 75,000 shares of Class A Common Stock at an exercise price of $18.38 per share pursuant to the Sonic 1997 Stock Option Plan (the "Plan"). In connection with the Stock Split effected
January 25, 1999, and pursuant to the terms of the Plan, Mr. Higginbotham's options were adjusted to options to purchase 150,000 shares of Class A Common Stock at an exercise price of $9.19 per share.
(6) The options reported above are exercisable in three equal annual installments beginning on October 6, 1999.


** Intentional misstatements or omissions of         /s/ Dennis D. Higginbotham                4/12/99
facts constitute Federal Criminal Violations.        --------------------------------      ---------------
    SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)          ** Signature of Reporting Person         Date

Note:  File three copies of this Form, one
       of which must be manually signed.
       If space is insufficient, SEE
       Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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